

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

> **Re: CERES Coin LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed on July 1, 2020**
> **File No. 024-11256**

Dear Mr. Uchill:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2020 letter.

Amendment No. 2 to Form 1-A filed July 1, 2020

Article IX Management's Discussion and Analysis of Financial Condition and Results of Operations
Current Operating Results, page 100

1. We note your disclosure on page 101, and similar disclosure on pages 102 and F-1G, that the Company has incurred approximately $250,000 of expenses since the date of inception, *the majority of which remains unpaid as of the date of this Offering Circular*. These disclosures appear inconsistent with your balance sheet on page F-1C which indicates that the Company's only liability as of December 31, 2019 relates to Private

Investment Agreements. Please tell us why there is no liability set up for these incurred but unpaid expenses and revise your disclosures as necessary.

2. We note your disclosure on page 101 that all proceeds received from the sale of the PIAs to date have been reserved by the Company for repayment of the CMS Loan / CMS Note in connection with the development of the Framework and related coin technology. Please revise your disclosure to clarify, if true, that there are currently no proceeds from the sale of the PIAs that are reserved given the fact that all such proceeds have been used to repay CM Solutions LLC and CoolMellon LLC for the Company's operating expenses incurred through December 31, 2019.

3. We further note your disclosure on page 101 that to date your expenses relate primarily to the initial development of the Framework (*and the related Coin technology*) and professional fees incurred in connection with this Offering (*and the PIA offering*). Please revise to expand your disclosures to discuss and analyze the reasons for the changes in each of the individual operating expenses and their respective components, including those related to the development of the Framework, during each of the periods presented.

Article XIV Securities Being Offered, page 114

4. We note your disclosure on pages 19 and 23 that the Tokens will represent equity interests of the Company and the Coins will represent a debt obligation of the Company. Please clarify for us whether this is how you plan to account for and present these instruments in your financial statements. In your response, please provide us with a comprehensive analysis detailing your proposed accounting for both the Tokens and the Coins and the basis for your conclusions under US GAAP with references to the authoritative guidance you relied upon. Your response should include, but not be limited to, a discussion of how the following factored into your analysis:
   • The distribution and liquidation rights of the Tokens and Coins;
   • The call and put options of the Coins;
   • The fact that the Token holders, as a group, will be entitled to participate in a portion of the net interest revenue actually received by the Company from all loans and also receive a portion of principal amount of the loans upon liquidation of the loan business. In this regard, your analysis should include a discussion of whether these factors indicate that the value of these payments, and thus the value of the Tokens, are derived from and collateralized (or "backed") by a specific pool of underlying assets; and
   • Other material terms of the Tokens and Coins as described on pages 114 through 138.
   Your response should include a discussion of the authoritative literature you directly relied upon, as well as any literature that indirectly informed your conclusions. Additionally, please include a discussion of any alternative accounting options you considered, the relevant guidance and the reasons why you ultimately rejected those alternatives.

Article XV Financial Statements
Balance Sheets, page F-1

5.   Please revise the 2019 column of your Balance Sheet to address the following:
   • Include an amount for total assets; and
   • Ensure that the total Member's Deficit as of December 31, 2019 ($223,007) agrees to
      what is presented in your Statement of Changes in Equity ($229,950).

Statement of Operations, page F-1

6.   We note on page F-1D your reference to Note 7 to the financial statements as it relates to
      the write down of I/C receivable, but were unable to locate the note. Please revise to
      include Note 7.

Statements of Cash Flows, page F-1

7.   Please provide us with reconciliations of the changes in "Advances to related party" and in
      "Accrued expenses due to related parties" line items as presented in your balance sheets
      on page F-1C to the amounts disclosed in your statements of cash flows on page F-1F and
      your supplemental disclosure of non-cash financing activity in Note 3.

8.   As a related matter, we note your disclosure on page F-1F that for the year ended
      December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to
      Company accrued expenses in the amount of $222,168. We further note that you had
      accrued expenses due to related parties of $173,223 at December 31, 2018 in addition to
      incurring $56,697 of operating expenses during the year ended December 31, 2019 for a
      total of $229,920. Given the fact that the balance of advances to related party was reduced
      from $229,920 at December 31, 2018 to $0 at December 31, 2019, please explain how the
      remaining $7,752 was accounted for.

Notes to Financial Statements
3. Related Parties, page F-1

9.   We note your disclosure on page F-1J that as of December 31, 2018, the Company owed
      CoolMellon LLC $96,508 and CM Solutions LLC $4,568, which totals, $101,076. We
      also note your disclosure that as of December 31, 2019, the Company owed CoolMellon
      LLC $2,547 and CM Solutions LLC $60,966, which totals $63,513, and that these
      payables were satisfied by offsetting a receivable in the amount of $75,964 from CM
      Solutions LLC leaving the net due from CM Solutions LLC and CoolMellon LLC a total
      of $12,449. These balances of $101,076 and $12,449 at December 31, 2018 and 2019,
      respectively, do not reconcile to the balance sheet which states that the balance of accrued
      expenses due to related parties was $173,223 and $0 as of these same period ends. Please
      explain and revise your disclosure as necessary. In preparing your revised disclosures,
      please consider including separate tabular rollforwards for each period presented, detailing
      the activity in accrued expenses due to CoolMellon LLC and CM Solutions LLC and

ensuring all amounts can be reconciled to other relevant sections of the financial statements (i.e., balance sheet, income statement, statement of cash flows, Note 5 and Note 7 to the financial statements).

4. Private Investment Agreements, page F-1

10. We note your disclosure on page F-1J that the Private Investment Agreements ("PIAs") include a one-time option to convert their respective investment into cash or CERES Tokens. Please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features may be applicable.

5. CM Solutions LLC Unsecured Revolving Promissory Note, page F-1

11. Please revise your disclosure on page F-1J to include a tabular rollforward of your Advances to Related Party for each period presented, ensuring that all amounts can be reconciled to other relevant sections of the financial statements (i.e., balance sheet, income statement, statement of cash flows, Note 3 and Note 7 to the financial statements).

You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance